Kestra Investment Services, LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$	15,167,285
Receivable from broker dealers and clearing firm		19,424,680
Receivable from affiliates		86,304
Notes receivable, net		2,077,989
Other assets		3,530,400
Total assets	$	**40,286,658**

Liabilities

Payable for commissions and fees	$	15,255,616
Accounts payable and other accrued liabilities		2,360,141
Payable to affiliates		3,125,581
Total liabilities		20,741,338

Shareholder's equity

Additional paid-in capital		10,104,412
Retained earnings		9,440,908
Total member's equity		19,545,320
Total liabilities and member's equity	$	**40,286,658**

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL